Exhibit 1

AVRICORE HEALTH CORPORATE UPDATE – COMPANY ACHIEVES PROFITABILITY

VANCOUVER, BRITISH COLUMBIA – June 3, 2023) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) reports on results for the first three months of 2024, the first period of net profitability for the Company. The Company realized a comprehensive income of $168,537 for the three months ended March 31, 2024 (2023 - loss $191,512) and a net increase in cash of $307,470, demonstrating the Company’s commitment to growth while managing operational efficiencies.

“HealthTab™’s end-to-end offering is making the typically complex point-of-care programs in pharmacy easy,” said Hector Bremner, CEO of Avricore. “With chronic disease prescribing already coming to some Canadian provinces in early 2025, we’re excited to help more pharmacists deliver timely care to patients who need it.”

First quarter 2024 profitable

The Company incurred a comprehensive income of $168,537 for the three months ended March 31, 2024 (2023 - loss $191,512) and a net increase in cash of $307,470. In the period ended March 31, 2024 revenue increased by 79% year over year to $1,124,307 and gross profit increased by 130% to $484,791. Gross margin for the period was 43% (2023- 33%) outperforming the Company’s target margin of 30%.

	3 months ended March 31
	2024	2023

Revenue	$1,124,307	$629,241

% Change - year over year	79%
Gross profit	$484,791	$210,681
% Change - year over year	130%

Comprehensive Income	$168,537	$(191,512)

The following table highlights selected financial data for each of the eight most recent quarters.

Quarter Ended	Mar 2024	Dec 2023	Sep 2023	Jun 2023	Mar 2023	Dec 2022	Sep 2022	Jun 2022
	$	$	$	$	$	$	$	$
Revenue	1,124,307	1,354,403	953,454	548,049	629,241	997,235	572,228	176,175
Gross profit (loss)	484,791	501,466	261,778	229,471	210,681	168,845	215,961	56,874
Comprehensive income (loss)	168,537	59,584	(285,062)	(284,225)	(191,512)	(244,789)	(180,398)	(207,363)
Total Assets	2,798,058	2,538,205	2,453,136	2,143,810	2,296,565	2,568,983	2,128,017	1,985,085

Looking Ahead

The Company is actively pursuing various methods of expansion, both within its home market of Canada and internationally. Some of these opportunities include:

●	Expanding with Ascensia Diabetes Care, a global diabetes care company, to integrate their blood glucose monitoring (BGM) systems, marketed as CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with HealthTab™ and bringing near-to-patient data into HealthTab™ results.

●	Launching with Rexall Pharmacies, one of Canada’s largest and most respected pharmacy brands, the second national chain to roll out HealthTab™.

The Company continues many other interesting and potentially exciting conversations as it seeks to drive greater collaboration between various parties interested in patient health, both within Canada and internationally.

Company Objectives
Further expansion of HealthTab™ with current partners. Update: There are 777 participating Shoppers Drug Mart® pharmacies and Loblaw family stores offering screening tests to patients via HealthTab™.

Expansion of HealthTab™ in other pharmacy groups in Canada. Update The Company is deploying an initial tranche of Rexall Pharmacies and is working towards adding more pharmacy brands to the network.

International expansion. Update: The Company is expecting to see growth of the UK program and other international markets, which are currently under discussions.

Hiring key positions to support technical and business development efforts. Update: The team expects to grow in the near future and plans are under consideration.

Revenue growth and profitability. Update: Achieved profitability in the first quarter of 2024, a significant milestone

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy